UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor

New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Material Definitive Agreements

On February 26, 2025, Model Queen Limited (“Model Queen”), a wholly-owned subsidiary of Color Star Technology Co., Ltd. (the “Company”), entered into a certain purchase and sale agreement (the “Agreement”) with BTC KZ (“BTC KZ”), pursuant to which Model Queen shall purchase certain cryptocurrency mining hardware and other equipment (the “Equipment”) from BTC KZ from time to time in separate purchase orders (each, an “Order”).

The parties agreed that the purchase will be made using a combination of US$9,000,000 in cash (the “Cash Consideration”) and US$26,000,000 payable in 16,250,000 restricted Class A ordinary shares (the “Share Consideration”), issued by the Company. Model Queen was required to pay 51% of the Cash Consideration within seven (7) days of the Agreement being executed, with the remaining 49% of the Cash Consideration to be paid at least fifteen (15) days prior to the first day of the shipping period of such batch of Equipment. The Share Consideration was issued on March 10, 2025, pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. Additionally, pursuant to the Agreement, the Company has agreed to file with the U.S. Securities and Exchange Commission a registration statement on Form F-3 to register the Share Consideration.

The parties made customary representations and warranties, including but not limited to: (i) obtaining all necessary approvals, rights and authorizations to enter into the Agreement; (ii) the execution, delivery and performance of the Agreement did not violate any applicable law, charter, regulation or other agreements; (iii) BTC KZ had good and marketable title of the Equipment free and clear of all claims and other encumbrances of every kind; (iv) the Equipment was free from defects of workmanship and materials and that the Equipment will operate in accordance with the material functions and features stated in the Order under normal use and conditions for a period of 360 days following its delivery.

The transactions contemplated by the Agreement closed on March 19, 2025, following the satisfaction or waiver of all closing conditions set forth in the Agreement, including but not limited to the delivery of the Cash Consideration and Share Consideration, and the receipt of the Equipment.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text thereof, which is attached as exhibit 99.1 hereto and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Purchase & Sale Agreement by and between BTC KZ, Model Queen Limited, and Color Star Technology Co., Ltd., dated February 26, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 20, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo

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